Exhibit 99.2

Management’s discussion and analysis of the financial condition and results of operations of Pop Culture Group Co., Ltd. (the “Company,” “we,” “our,” or “us”) for the semi-annual period ended December 31, 2022 is set forth below:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and the related notes included elsewhere in this filing. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. All statements contained in this report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

OVERVIEW

We conduct our business in mainland China through the PRC operating entities. With the values of hip-hop culture at their core and the younger generation as their primary target audience, the PRC operating entities host entertainment events, operate hip-hop related online programs, and provide event planning and execution services and brand promotion services to corporate clients. They seek to create value for stakeholders in all parts of the hip-hop ecosystem, from fans to artists, corporate clients, and sponsors.

The PRC operating entities have in recent years focused on developing and hosting their own hip-hop events. The PRC operating entities own an extensive portfolio of intellectual property rights related to hip-hop events, including a stage play, three dance competitions or events, two cultural and musical festivals, and two promotional parties that feature live hip-hop performances in karaoke bars or amusement parks to promote hip-hop culture, and they cooperate with music companies and artists to host various concerts in mainland China; starting from March 2020, the PRC operating entities have been developing and operating hip-hop related online programs (collectively, “Event Hosting”). The PRC operating entities’ concerts and hip-hop events generated an aggregate attendance of 209,000 and 203,233 during the six months ended December 31, 2022 and 2021, respectively, and their online hip-hop programs generated over 592 million and 156.86 million views during the six months ended December 31, 2022 and 2021, respectively. The PRC operating entities generate revenue from their Event Hosting business by providing sponsorship packages to advertisers in exchange for sponsorship fees and by selling tickets for those concerts.

The PRC operating entities help corporate clients with the design, logistics, and layout of events, coordinate and supervise the actual event set-up and implementation, and generate revenue through service fees (“Event Planning and Execution”). Their services feature significant hip-hop elements and cover each aspect of corporate and marketing events, including communication, planning, design, production, reception, execution, and analysis. During the six months ended December 31, 2022 and 2021, the PRC operating entities served 23 and 11 clients in 70 and 23 events with respect to event planning and execution, respectively.

The PRC operating entities provide brand promotion services, such as trademark and logo design, visual identity system design, brand positioning, brand personality design, and digital solutions, to corporate clients for service fees (“Brand Promotion”).

We believe that the main reason corporate clients hire the PRC operating entities to plan and execute events and provide brand promotion services geared towards the younger generation is for their deep understanding of the taste and preferences of this generation.

The PRC operating entities also sell digital collections to individual collectors, provide music recording services to a corporate client and SaaS software services to hip-hop dance training institutions for service fees, and distribute advertisements for corporate customers for service fees (“Other Services”).

RECENT DEVELOPMENTS

On July 14, 2022, the Company filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-3 under the Securities Act utilizing a “shelf” registration process with offering and selling up to $200,000,000 of the Class A ordinary shares, par value $0.001 per share, debt securities, warrants, rights, and units, or any combination thereof, together or separately as described in the prospectus. The registration statement was declared effective by the SEC on November 18, 2022.

COVID-19 IMPACT

The COVID-19 pandemic has resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. The Chinese government has ordered quarantines, travel restrictions, and the temporary closure of stores and facilities. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses.

Since the PRC operating entities primarily engage in the businesses of hosting events and providing services related to events, their results of operations and financial condition for the six months ended December 31, 2022 were adversely affected by the spread of COVID-19 as the Chinese government took a number of actions, including encouraging employees of enterprises to work remotely from home and cancelling public activities. In particular, at certain periods or in certain cities, all of the offline events the PRC operating entities expected to host or plan and execute were suspended because governmental authorities-imposed restrictions on large scale in-person gatherings, resulting in a significant decrease in revenue from the event hosting and the event planning and execution, and the PRC operating entities also suffered a decrease in the marketing business because of the sluggish demand for advertising or marketing activities during the six months ended December 31, 2022. The PRC operating entities also experienced difficulties in collecting accounts receivable during the first half of fiscal 2023.

The COVID-19 pandemic may continue to materially and adversely affect our business operations and condition and operating results for fiscal 2023, including delays in their execution of offline events, material negative impact on their total revenue, slower collection of accounts receivable, and additional allowance for doubtful accounts. As the pandemic control measures are being lifted, uncertainties in economic recovery and the operational difficulties faced by their clients during the earlier stages of the pandemic will both have an impact on the PRC operating entities.

KEY FACTORS AFFECTING OUR FINANCIAL PERFORMANCE

In assessing our financial performance, we consider a variety of financial performance measures, including principal growth in net revenue and gross profit, our ability to control costs and operating expenses to improve our operating efficiency and net income. Our review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to respond promptly to competitive market conditions and different demands and preferences from our customers. The key measures that we use to evaluate the performance of our business are set forth below.

RESULTS OF OPERATIONS

Revenue

Following table presents our revenue by revenue sources and by proportion:

	For the Six Months Ended December 31,				Change
	2022	%	2021	%	Amount	%
Event Hosting	$2,182,778	19%	$11,966,659	59%	$(9,783,881)	(82)%
Event Planning and Execution	3,143,637	28%	6,724,615	33%	(3,580,978)	(53)%
Brand Promotion	5,566,143	50%	1,456,929	7%	4,109,214	282%
Other Services	363,213	3%	-	-%	363,213	-%
Total revenue	$11,255,771	100%	$20,148,203	100%	$(8,892,432)	(44)%

Total revenue for the six months ended December 31, 2022 was US$11.26 million, representing a decrease of US$8.89 million, or 44%, year-over-year.

Revenue for event hosting and event planning and execution decreased by 82% and 53% from US$11.97 million and US$6.72 million for six month ended December 31, 2021 to US$2.18 million and US$3.14 million for six month ended December 31, 2022, respectively, primarily due to the dual effects of pandemic control and economic downturn. For the event hosting segment, the 2022 CBC finals were postponed to March 2023 because of the pandemic situation.

Revenue for brand promotion increased by 282% from US$1.46 million for six month ended December 31, 2021 to US$5.56 million for six month ended December 31, 2022, primarily attributable to the growth in the number of advertisers and refined operation based on industry attributes.

Other revenue for six month ended December 31, 2022 was US$0.36 million including software development services and digital collection sales. There was no such revenue for the same period of last fiscal year.

Cost of Revenue

The cost of revenue for six months ended December 31, 2022 decreased by 15% to US$13.63 million from US$16.03 million of the previous period.

Cost of Event Hosting Revenue

Cost of event hosting revenue decreased by 32% from 8.96 million for the six months ended December 31, 2021 to US$6.12 million for the six months ended December 31, 2022, which was due to the decrease in the revenue for event hosting, offset by the Company’s investment in the promotion and implementation in the segment to maintain a high level of scale and quality of its intellectual property.

Cost of Event Planning and Execution Revenue

Cost of event planning and execution revenue decreased by 54% from US$5.78 million for the six months ended December 31, 2021 to US$2.64 million for the six months ended December 31, 2022, which was in line with the decrease in the revenue for event planning and execution.

Cost of Brand Promotion Revenue

Cost of brand promotion revenue increased by 266% from US$1.30 million for the six months ended December 31, 2021 to US$4.74 million for the six months ended December 31, 2022, which was in line with the growth in the revenue for brand promotion.

The cost of revenue was derived from the following sources:

	For the Six Months Ended December 31,				Change
	2022	%	2021	%	Amount	%
Event Hosting	$6,124,146	45%	$8,956,898	56%	$(2,832,752)	(32)%
Event Planning and Execution	2,644,865	19%	5,778,554	36%	(3,133,689)	(54)%
Brand Promotion	4,744,569	35%	1,295,843	8%	3,448,727	266%
Other Services	113,623	1%	-	-%	113,623	-%
Total Cost of revenue	$13,627,203	100%	$16,031,295	100%	$(2,404,092)	(15)%

Gross Profit and Gross Margin

Gross profit decreased by 158% from US$4.12 million in six months ended December 31, 2021 to negative US$2.34 million in the same period of 2022. Gross margin was negative 21% in six months ended December 31, 2022 compared to 20% of the previous period. It was primarily driven by the low margin in the segment of event hosting, as the decrease in the revenue outpaced the decrease in the cost of revenue. The Company incurred a large amount of promotion costs for its CBC hip-hop event, but the event was not able to generate the related sponsorship revenue due to the impact of the COVID-19 pandemic. We are taking measures to manage costs effectively and improve overall efficiency.

The following table displays the gross profit:

	For the Six Months Ended December 31,						Change
	2022	%	Gross Margin	2021	%	Gross Margin	Amount	%
Event Hosting	$(3,941,368)	167%	(181)%	$3,009,761	73%	25%	$(6,951,129)	(231)%
Event Planning and Execution	498,772	(21)%	16%	946,061	23%	14%	(447,289)	(47)%
Brand Promotion	821,574	(35)%	15%	161,086	4%	11%	660,488	410%
Other services	249,590	(11)%	69%	-	-%	-%	249,590	-%
Total gross profit	$(2,371,432)	100%	(21)%	$4,116,908	100%	20%	$(6,488,340)	(158)%

Operating Expenses

Total operating expenses for the six months ended December 31, 2022 decreased by 26% to US$2.25 million from US$3.04 million for the previous period. Operating expenses as a percentage of total revenue increased to 20.0% from 15.1% in the same period of last fiscal year.

The following table shows the breakdown of our operating expenses:

	For the Six Months Ended December 31,				Change
	2022	%	2021	%	Amount	%
Selling and marketing expenses	$448,371	20%	$193,720	6%	$254,651	131%
General and administrative expenses	1,800,312	80%	2,844,154	94%	(1,043,842)	(37)%
Total operating expenses	$2,248,683	100%	$3,037,874	100%	$(789,191)	(26)%

●	Selling and marketing expenses for the six months ended December 31, 2022 were US$0.45 million, representing an increase of 131% year-over-year from US$0.19 million in the same period of last fiscal year. This increase was primarily due to the sales and promotion expenses of Jam Box and the business development expenses for the new entity Xiamen Pop Shuzhi Culture Communication Co., Ltd. established in May 2022.

●	General and administrative expenses for the six months ended December 31, 2022 were US$1.80 million, representing a decrease of 37% year-over-year from US$2.84 million in the previous period, as there were IPO professional service fees incurred in the same period of last fiscal year.

Operating Profit for the Period

Operating profit was US$4.65 million in the first six months of fiscal 2023, compared to US$0.96 million in the same period of fiscal 2022.

Income Tax Expenses

Income tax expenses amounted to US$176,028 and US$512,259 for the first six months of fiscal 2023 and fiscal 2022, respectively. The decrease resulted from the decreased taxable income.

Net Profit for the Period

Net loss attributable to the Company’s equity holders for the first six months of fiscal 2023 was US$4.71 million, compared to net profit of US$0.45 million in the same period of fiscal 2022.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2022, the combined balance of the Company’s cash, cash equivalents, term deposits, and short-term investments amounted to US$3.86 million, compared to US$14.4 million as of June 30, 2022.

Our principal sources of liquidity are cash and cash equivalents and cash flows generated from our operations. As of December 31, 2022, we had cash and cash equivalents of approximately US$1.16 million. In the amount of our cash and cash equivalents, US$0.9 million was held in financial institutions inside Mainland China and US$0.2 million was held in financial institutions outside of Mainland China. The Company is actively applying for new bank credit and expects to obtain a new credit line of not less than RMB10 million in July 2023. We believe our current liquidity and capital resources are sufficient to meet anticipated working capital needs (net cash used in operating activities), commitments, and capital expenditures for at least the next 12 months. We may, however, require additional cash resources due to changes in business conditions and other future developments, or changes in general economic conditions.

Cash Generating Ability

Our cash flows were summarized below:

	For the Six Months Ended December 31,	For the Six Months Ended December 31,
	2022	2021
Net cash (used in) generated from operating activities	(5,787,201)	(5,485,143)
Net cash (used in) generated from investing activities	(7,457,178)	(74,411)
Net cash generated from (used in) financing activities	796,554	32,387,841
Effect of exchange rates on cash	(789,060)	362,729

Net Cash Provided by/(Used in) Operating Activities

Net cash used in operating activities was US$5.79 million for the six months ended December 31, 2022, compared to net cash used in operating activities of US$5.5 million for the same period of last fiscal year.

Net Cash Provided by/(Used in) Investing Activities

The net cash used in investing activities was US$7.46 million for the six months ended December 31, 2022, representing an increase of US$7.38 million as compared to $0.07 in the same period of fiscal 2022, primarily attributable to the investment in the film production of “TianLongBabu” in the amount of US$2.72 million, a deposit to Lihe Trading Limited on “Fear of God” copyright negotiation in the amount of US$2.8 million, and a deposit to Wanyee Trading Company Limited on “Stussy” copyright negotiation in the amount of US$1.8 million.

Net Cash Provided by/(Used in) Financing Activities

The net cash generated from financing activities was US$0.80 million for the six months ended December 31, 2022, a decrease of US$32.4 million compared to the same period of the last fiscal year, primarily attributable to the capital injection in the previous period.

EXCHANGE RATE

This report contains translations of certain RMB amounts into U.S. dollars (“USD,” “US$,” or $) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8972 to US$1.00, the noon buying rate in effect on December 31, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2022, there were no off-balance sheet arrangements.

POP CULTURE GROUP CO., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(In U.S. dollars, except the number of shares)

	As of December 31	As of June 30
	2022	2022
ASSETS
CURRENT ASSETS:
Cash	$1,159,147	$14,396,032
Short-Term Investment	2,703,869	-
Accounts receivable, net	25,125,547	26,278,634
Advance to suppliers	10,740,538	9,351,431
Due from related parties	1,385,635	-
Prepaid expenses and other current assets	1,195,401	805,427
TOTAL CURRENT ASSETS	42,310,137	50,831,524
Property and equipment, net	1,507,570	71,763
Intangible assets, net	2,118,520	2,204,411
Operating right-of-use asset	336,356	461,399
Prepaid Taxes	781,054	332,022
Deferred tax assets	517,835	457,649
Other non-current assets	13,594,998	10,009,200
TOTAL ASSETS	$61,166,470	$64,367,968

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank loans	$5,219,510	$3,792,121
Accounts payable	2,192,357	966,822
Deferred revenue	770,697	47,710
Taxes payable	4,761,288	4,697,267
Due to a related party	14,783	149,296
Accrued liabilities and other payables	299,595	229,209
Operating lease liability - current	202,230	208,926
TOTAL CURRENT LIABILITIES	13,460,460	10,091,351
Long-term bank loans	173,984	1,254,087
Operating lease liability - non-current	155,082	250,178
TOTAL LIABILITIES	13,789,526	11,595,616

Commitments and contingencies

SHAREHOLDERS’ EQUITY
Ordinary Shares (par value $0.001 per share; 44,000,000 Class A Ordinary Shares authorized as of December 31, 2021 and 2022; 18,286,923 Class A Ordinary Shares issued and outstanding as of December 31, 2021 and 2022; 6,000,000 Class B Ordinary Shares authorized, 5,763,077 Class B Ordinary Shares issued and outstanding as of December 31, 2021 and 2022, respectively)	24,050	24,050
Subscription receivable	(15,441)	(15,441)
Additional paid-in capital	40,157,723	40,158,643
Statutory reserve	1,608,689	1,499,369
Retained earnings	6,204,644	11,028,345
Accumulated other comprehensive (loss) income	(824,189)	69,019
TOTAL POP CULTURE GROUP CO., LTD SHAREHOLDERS’ EQUITY	47,155,476	52,763,985
Non-controlling interests	221,468	8,367
TOTAL SHAREHOLDERS’ EQUITY	47,376,944	52,772,352
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$61,166,470	$64,367,968

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

POP CULTURE GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In U.S. dollars, except the number of shares)

(UNAUDITED)

	For the Six Months Ended December 31,
	2022	2021
REVENUE, NET	$11,255,771	$20,148,203
Cost of revenue	13,627,203	16,031,295
GROSS PROFIT	(2,371,432)	4,116,908

Selling and marketing	448,371	193,720
General and administrative	1,800,312	2,844,154
Total operating expenses	2,248,683	3,037,874

INCOME FROM OPERATIONS	(4,620,115)	1,079,034

Other (expenses) income:
Interest expenses, net	(222,208)	(194,616)
Other (expenses) income, net	189,181	74,476
Total other expenses, net	(33,027)	(120,140)

INCOME BEFORE INCOME TAX PROVISION	(4,653,142)	958,894

PROVISION FOR INCOME TAXES	176,028	512,259

NET INCOME	(4,829,170)	446,635
Less: net income attributable to non-controlling interests	(114,789)	-
NET INCOME ATTRIBUTABLE TO POP CULTURE GROUP CO., LTD SHAREHOLDERS	(4,714,381)	446,635

Other comprehensive (loss) income:
Foreign currency translation adjustment	(875,608)	(59,682)
COMPREHENSIVE INCOME	(5,704,778)	386,953
Less: comprehensive income attributable to non-controlling interest	(97,189)	-
COMPREHENSIVE INCOME ATTRIBUTABLE TO POP CULTURE GROUP CO., LTD SHAREHOLDERS	$(5,607,589)	$386,953

Net income per share
Basic and diluted	$(0.20)	$0.02

Weighted average shares used in calculating net income per share	24,050,000	20,950,000
Basic and diluted

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

POP CULTURE GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, except the number of shares)

(UNAUDITED)

	Ordinary shares		Subscription	Additional paid-in	Retained	Statutory	Accumulated other comprehensive	Total Pop Culture Group Co., Ltd’s Shareholders’	Non- Controlling	Total shareholders’
	Shares	Amount	receivable	capital	earnings	reserve	(loss) income	Equity	Interests	Equity
Balance as of June 30, 2020	16,784,911	$16,785	$(15,441)	$5,813,745	$6,693,120	$779,094	$(367,581)	$12,919,722	$805,084	$13,724,806

Shares issued for acquisition of non-controlling interests	1,065,089	1,065	-	829,373	-	-	(25,354)	805,084	(805,084)	-
Net income for the period	-	-	-	-	4,267,542	-	-	4,267,542	-	4,267,542
Appropriation of statutory reserve	-	-	-	-	(462,479)	462,479	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	1,335,757	1,335,757	-	1,335,757
Balance as of June 30,2021	17,850,000	$17,850	$(15,441)	$6,643,118	$10,498,183	$1,241,573	$942,822	$19,328,105	$-	$19,328,105
Capital contribution from shareholders	-	-	-	-	-	-	-	-	108,437	108,437
Acquisition of Non-controlling interests	6,200,000	6,200	-	33,515,525	-	-	-	33,521,725	-	33,521,725
Net income for the period	-	-	-	-	787,958	-	-	787,958	(100,070)	687,888
Appropriation of statutory reserve	-	-	-	-	(257,796)	257,796	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	(873,803)	(873,803)	-	(873,803)
Balance as of June 30, 2022	24,050,000	$24,050	$(15,441)	$40,158,643	$11,028,345	$1,499,369	$69,019	$52,763,985	$8,367	$52,772,352
Capital contribution from shareholders	-	-	-	-	-	-	-	-	309,370	309,370
Acquisition of Non-controlling interests	-	-	-	(920)	-	-	-	(920)	920	-
Net income for the period	-	-	-	-	(4,714,381)	-	-	(4,714,381)	(114,789)	(4,829,170)
Appropriation of statutory reserve	-	-	-	-	(109,320)	109,320	-		-	-
Foreign currency translation loss	-	-	-	-	-	-	(893,208)	(893,208)	17,600	(875,608)
Balance Dec 31, 2022	24,050,000	24,050	(15,441)	40,157,723	6,204,644	1,608,689	(824,189)	47,155,476	221,468	47,376,944

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

POP CULTURE GROUP CO., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

(UNAUDITED)

	For the Six Months Ended December 31
	2022	2021
Cash flows from operating activities:
Net Income	$(4,829,170)	$446,635
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Allowance for doubtful accounts	290,151	1,038,762
Depreciation and amortization	375,010	129,203
Amortization of operating lease right-of-use assets	91,984	-
Deferred tax benefit	(72,538)	39,388
Non-cash lease expense	-	(1,105)
Loss from disposal of property and equipment	-	(262,545)
Changes in assets and liabilities:
Accounts receivable	99,751	(2,093,244)
Advance to suppliers	(1,518,385)	(4,452,160)
Deferred COGS	(319,884)	-
Amounts due from related parties	(1,369,415)	-
Prepaid expenses and other current assets	(541,764)	2,111,735
Long-term deferred expenses	(19,264)	-
Other non-current assets	(573)	(740,197)
Accounts payable	1,238,772	(661,891)
Deferred revenue	715,885	(1,254,973)
Taxes payable	197,279	311,741
Accrued liabilities and other payables	72,710	184,880
Due to a related party	(128,679)	(225,000)
Operating lease liability	(69,071)	(56,372)
Net cash provided by (used in) operating activities	(5,787,201)	(5,485,143)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,467,243)	(74,411)
Purchase of intangible assets	(105,000)	-
deposits for long-term assets	(3,747,384)	-
Investment (redemption) of long-term investment	566,318	-
Investment (redemption) of short-term investment	(2,703,869)	-
Net cash (used in) provided by investing activities	(7,457,178)	(74,411)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	2,149,339	1,569,218
Repayments of short-term bank loans	(1,490,208)	(2,981,515)
Proceeds from long-term bank loans	-	(351,740)
Repayments of long-term bank loans	(171,947)	-
Contribution from shareholders	309,370	34,069,438
Payment for deferred offering costs	-	82,440
Net cash provided by financing activities	796,554	32,387,841

Effect of exchange rate changes	(789,060)	362,729

Net increase (decrease) in cash	(13,236,885)	27,191,016
Cash at beginning of year	14,396,032	1,319,977
Cash at end of year	$1,159,147	$28,510,993

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$294,894	$418,718
Interest expense paid	$114,685	$56,771

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

POP CULTURE GROUP CO., LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Xiamen Pop Culture Co., Ltd (“Pop Culture”) was incorporated in Xiamen, China on March 29, 2007 under the laws of the People’s Republic of China (the “PRC” or “China”). Pop Culture hosts entertainment events and provides event planning and execution services and brand promotion services to corporate clients.

Pop Culture has seven wholly-owned subsidiaries in the PRC as follows:

●	Shanghai Pupu Sibo Sports Technology Development Co., Ltd. (“Pupu Sibo,” formerly known as “Shanghai Pudu Culture Communications Co., Ltd.”), a company incorporated on March 30, 2017 in Shanghai, China;

●	Xiamen Pop Network Technology Co., Ltd. (“Pop Network”), a company incorporated on June 6, 2017 in Xiamen, China;

●	Guangzhou Shuzhi Culture Communication Co., Ltd (“Guangzhou Shuzhi,” formerly known as “Zhongjing Pop (Guangzhou) Culture Media Co., Ltd.”), a company incorporated on December 19, 2018 in Guangzhou, China;

●	Shenzhen Pop Digital Industry Development Co., Ltd. (“Shenzhen Pop,” formerly known as “Shenzhen Pop Culture Co., Ltd.”), a company incorporated on January 17, 2020 in Shenzhen, China;

●	Hualiu Digital Entertainment (Beijing) International Culture Media Co., Ltd. (“Hualiu Digital”), a company incorporated on April 14, 2022 in Beijing, China;
●	Xiamen Pupu Digital Technology Co., Ltd. (“Pupu Digital”), a company incorporated on June 20, 2022 in Xiamen, China; and
●	Xiamen Pop Shuzhi Culture Communication Co., Ltd. (“Xiamen Shuzhi”), a company incorporated on May 16, 2022 in Xiamen, China.

Pop Culture also holds a 60% controlling interest in Shenzhen Jam box Technology Co., Ltd. a joint venture incorporated on November 18, 2021 in Shenzhen, China, while Shenzhen HipHopJust Information Technology Co., Ltd. owns a 20% interest and a third-party investor owns a 20% interest; a 51% controlling interest in Fujian Shuzhi Fuxin Exhibition Co., Ltd., a joint venture incorporated on May 18, 2022 in Fuzhou, China, while another unrelated party owns a 49% interest; and a 51% controlling interest in Zhongpu Shuyuan (Xiamen) Digital Technology Co., Ltd. (“Zhongpu Shuyuan”), a joint venture incorporated on March 30, 2022 in Xiamen, China, while other three unrelated parties own 49% interest.

Reorganization

On January 3, 2020, Pop Culture Group Co., Ltd (“Pop Group” or the “Company”) was incorporated as an exempted company with limited liability under the laws of the Cayman Islands.

On January 20, 2020, Pop Culture (HK) Holding Limited (“Pop HK”) was established as a wholly-owned subsidiary of Pop Group formed in accordance with laws and regulations of Hong Kong. Pop HK is a holding company and holds all the equity interests of Heliheng Culture Co., Ltd. (“WFOE”), which was established in the PRC on March 13, 2020.

On March 30, 2020, WFOE entered into a series of agreements with Pop Culture and the shareholders of Pop Culture who collectively held 93.55% of the shares in Pop Culture, including an Exclusive Services Agreement, an Exclusive Option Agreement, a Share Pledge Agreement, Powers of Attorney, and Spousal Consents (collectively the “VIE Agreements”). All the above contractual arrangements obligate WFOE to absorb a majority of the risk of loss from business activities of Pop Culture and entitle WFOE to receive a majority of its residual returns. In essence, WFOE has gained effective control over Pop Culture. Therefore, the Company believes that Pop Culture should be considered as a Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation.”

Between February and May 2020, the Company and its shareholders undertook a series of corporation actions, including share issuances in February 2020, re-designation of ordinary shares of the Company, par value $0.001 per share (“Ordinary Shares”), into Class A and Class B Ordinary Shares in April 2020, and share issuances and transfers in May 2020. See “Note 13—Ordinary Shares.”

The above-mentioned transactions, including the incorporation of Pop Group, Pop HK, and WFOE, the entry into the VIE Agreements, the share issuances, share re-designation, and share transfers, were considered a reorganization of the Company (the “Reorganization”). After the Reorganization, Pop Group ultimately owns 100% equity interests of Pop HK and WFOE, which further has effective control over the operating entities, Pop Culture, and its subsidiaries through the VIE Agreements.

In accordance with ASC 805-50-25, the Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholder controls all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries and VIE have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Furthermore, ASC 805-50-45-5 indicates that the financial statements and financial information presented for prior years shall also be retrospectively adjusted to furnish comparative information.

Acquisition of non-controlling interest in VIE

On February 9, 2021, the Company issued 1,065,089 Class A Ordinary Shares to non-controlling shareholders of Pop Culture to acquire their 6.45% non-controlling interests in Pop Culture. See “Note 13—Ordinary Shares.” On February 19, 2021, the VIE Agreements were amended and restated, through which WFOE gained 100% control over Pop Culture. WFOE is obliged to absorb all risk of loss from business activities of Pop Culture and is entitled to receive all its residual returns. Upon the above transactions, the Company consummated the acquisition of non-controlling interests in Pop Culture, and Pop Culture does not have any non-controlling interests anymore.

The consolidated financial statements of the Company included the following entities:

	Date of incorporation	Place of incorporation	Percentage of ownership	Principal activities
The Company	January 3, 2020	Cayman Islands	100%	Parent Holding
Wholly owned subsidiaries
Pop HK	January 20, 2020	Hong Kong	100%	Investment holding
WFOE	March 13, 2020	PRC	100%	WFOE, consultancy and information technology support
Pop Culture Global Operations Inc.	December 3, 2021	California	100%	Overseas hip-hop resource integration and business development
Xiamen Pop Investment Co., Ltd.	January 25, 2022	PRC	60% owned by Heliheng; 40% owned by the VIE	Cross-border funds management
Fujian Pupu Shuzhi Sports Industry Development Co., Ltd. (“Shuzhi Sports”)	July 21, 2022	PRC	100%	Holding sports performance activities
VIE
Pop Culture	March 29, 2007	PRC	VIE	Event planning, execution, and hosting
VIE’s subsidiaries
Pupu Sibo	March 30, 2017	PRC	100% owned by VIE	Event planning and execution
Pop Network	June 6, 2017	PRC	100% owned by VIE	Marketing
Guangzhou Shuzhi	December 19, 2018	PRC	100% owned by VIE	Event planning and execution
Shenzhen Pop	January 17, 2020	PRC	100% owned by VIE	Event planning and execution
Pop Sikai	August 18, 2020	PRC	51% owned by VIE	Event planning and execution
Pupu Digital	June 20, 2022	PRC	100% owned by the VIE	Acting broker and self-branding development
Zhongpu Shuyuan	March 30, 2022	PRC	51% owned by the VIE	Digital collection and Metaverse
Xiamen Qiqin Technology Co., Ltd.	April 12, 2022	PRC	51% owned by the VIE	IPC License
Shenzhen Jam box Technology Co., Ltd.	November 18, 2020	PRC	60% owned by VIE	Event planning and execution
Xiamen Pop Shuzhi Culture Communication Co., Ltd.	May 16, 2022	PRC	100% owned by the VIE	Online and offline advertising marketing and exhibitions
Fujian Shuzhi Fuxin Exhibition Co., Ltd.	May 18, 2022	PRC	51% owned by the VIE	Online and offline advertising marketing and exhibitions

Risks in relation to the VIE structure

The Company believes that the VIE Agreements are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the VIE Agreements. If the legal structure and the VIE Agreements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and its VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and its VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and its VIE may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and its VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance.

The following financial statement amounts and balances of the VIE and its subsidiaries were included in the accompanying consolidated financial statements after the elimination of intercompany transactions:

	As of December 31,	As of June 30,
	2022	2022

Total assets	$27,868,985	$30,147,583
Total liabilities	$13,229,412	$11,110,127

	For the Six Months Ended, December 31,
	2022	2021
Total revenue	$8,727,933	$13,479,761
Net income	$(4,118,522)	$1,090,050

Net cash used in operating activities	$2,063,270	$(4,277,567)
Net cash (used in) provided by investing activities	$(4,753,309)	$7,006,589
Net cash provided by financing activities	$796,554	$(1,153,376)

The Company believes that there are no assets in Pop Culture that can be used only to settle specific obligations of Pop Culture except for the registered capital of Pop Culture and non-distributable statutory reserves. As Pop Culture is incorporated as a limited liability company under the PRC Company Law, creditors of Pop Culture do not have recourse to the general credit of the Company for any of the liabilities of Pop Culture. There are no terms in any arrangements, explicitly or implicitly, requiring the Company or its subsidiaries to provide financial support to Pop Culture. However, if Pop Culture were ever to need financial support, the Company may, at its discretion and subject to statutory limits and restrictions, provide financial support to Pop Culture through loans.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIE, and subsidiaries of its VIE. All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period and accompanying notes, including allowance for doubtful accounts, the useful lives of property and equipment and intangible asset, impairment of long-lived assets, deferred cost, and valuation for deferred tax assets. Actual results could differ from those estimates.

Recent accounting pronouncements

Recently issued ASUs by the FASB are not expected to have a significant impact on the Company’s consolidated results of operations or financial position. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows, or disclosures.

3. ACCOUNTS RECEIVABLE, NET

As of December 31, 2022 and June 30, 2022, accounts receivable consisted of the following:

	As of December 31,	As of June 30,
	2022	2022
Accounts receivable - gross	$27,182,374	$28,094,299
Allowance for doubtful accounts	(2,056,827)	(1,815,665)
Accounts receivable, net	$25,125,547	$26,278,634

The Company recorded bad debt expenses of $290,138 and $1,063,983 for six months ended December 31, 2022 and six months ended December 31, 2021, respectively.

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of December 31, 2022 and June 30, 2022, prepaid expenses and other current assets consisted of the following:

	As of December 31,	As of June 30,
	2022	2022
Deferred costs (1)	$1,084,845	$783,798
Deferred offering costs	-	-
Other receivables	125,068	36,559
	1,209,913	820,357
Allowance for doubtful accounts (2)	(14,512)	(14,930)
	$1,195,401	$805,427

(1)	Deferred costs represent the costs incurred to fulfill a contract with a customer which relates directly to a contract that the Company can specifically identify, generate, or enhance resources of the Company that will be used in satisfying performance obligations in the future as well as are expected to be recovered.

(2)	The Company recorded bad debt expenses of $13 for other receivables for six months ended December 31, 2022 and reversed $25,221 bad debt expenses recorded for other receivables for six months ended December 31, 2021.

5. PROPERTY AND EQUIPMENT

As of December 31, 2022 and June 30, 2022, property and equipment consisted of the following:

	As of December 31,	As of June 30,
	2022	2022
Leasehold improvement	$988,076	$17,394
Building	480,198	-
Office equipment	116,697	85,939
	1,584,971	103,333
Less: accumulated depreciation	(77,401)	(31,570)
	$1,507,570	$71,763

Depreciation expenses were $46,195 and $18,841 for the six months ended December 31, 2022 and the six months ended December 31, 2021, respectively.

6. INTANGIBLE ASSET

As of December 31, 2022 and June 30, 2022, intangible assets consisted of the following:

	As of December 31,	As of June 30,
	2022	2022
Copyright licenses	$2,889,491	$2,845,857
SaaS	144,986	149,296
	3,034,477	2,995,153
Less: accumulated amortization	(915,957)	(790,742)
	$2,118,520	$2,204,411

The production copyright was purchased from a third-party production provider in November 2018 for a total cash consideration of approximately $2,086,819, and entitled “Move it.” The content of the production copyright includes but is not limited to music content, stage design, and screen design. The Company has exclusive reproduction rights, distribution rights, rental rights, and other rights in China (including mainland China, Hong Kong, Macau, and Taiwan). The Company acquired only the production copyright from the seller, not the operation or equity interest of the seller. Thus, the Company determined that the acquisition constituted an acquisition of assets for financial statement purposes, rather than an acquisition of a business.

For six months ended December 31, 2022 and six months ended December 31, 2021, amortization expenses amounted to $146,055 and $110,362, respectively.

The following is a schedule, by fiscal year, of the amortization amount of intangible assets as of December 31, 2022:

2022	$260,069
2023	260,069
2024	260,069
2025	260,069
2026	260,069
Thereafter	818,175
Total	$2,118,520

7. ACCRUED LIABILITIES AND OTHER PAYABLES

As of December 31, 2022 and June 30, 2022, accrued liabilities and other payables consisted of the following:

	As of December 31,	As of June 30,
	2022	2022
Payroll payables	$130,139	$126,336
Other payables	169,456	102,873
	$299,595	$229,209

8. TAXES PAYABLE

As of December 31, 2022 and June 30, 2022, taxes payable consisted of the following:

	As of December 31,	As of June 30,
	2022	2022
Corporate income tax	$3,788,929	$3,946,227
Value-added tax (“VAT”)	965,297	746,975
Related surcharges on VAT payable	3,151	2,224
IIT	3,911	1,841
	$4,761,288	$4,697,267

9. BANK LOANS

Bank loans represent the amounts due to various banks. As of December 31, 2022 and June 30, 2022, short-term and current portions of long-term banks consisted of the following:

Summary of short-term bank loans is as follows:

	Annual Interest		As of December 31,	As of June 30,
	Rate	Maturities	2022	2022
Short-term loans:
Industrial Bank Co., Ltd. (2)	4.80%	December 20, 2023	1,449,864	1,492,960
Xiamen Bank (1)	4.3%	June 16, 2023	434,959	-
Xiamen Bank (1)	4.3%	June 16, 2023	289,973	-
Xiamen Bank (1)	5.22%	June 18, 2022	-	447,888
Xiamen Bank (1)	5.22%	June 22, 2022	-	298,592
Bank of China Ltd. (3)	4.70%	June 1, 2022	-	-
Bank of China Ltd. (3)	4.70%	May 30, 2023	1,101,896	1,194,370
Industrial and Commercial Bank	3.65%	September 23, 2023	724,932	-

Subtotal			4,001,624	3,433,810
Current portion of long-term loans:
Bank of China Ltd. (3)	3.80%	November 26, 2023	347,967	89,579
Bank of China Ltd. (3)	4.15%	December 29, 2023	811,924	209,014
Bank of China Ltd. (3)	5.10%	April 15, 2024	57,995	59,718
Total			$5,219,510	$3,792,121

Summary of long-term bank loans is as follows:

	Annual Interest		As of December 31,	As of June 30,
	Rate	Maturities	2022	2022
Long-term loans:
Bank of China Ltd. (3)	3.80%	November 26, 2023	$-	$313,522
Bank of China Ltd. (3)	4.15%	December 29, 2023	-	731,551
Bank of China Ltd. (3)	5.10%	April 15, 2024	173,984	209,014
Total			$173,984	$1,254,087

The weighted average interest rate on short-term bank loans outstanding as of June 30, 2022 and December 31, 2022 was 4.86% and 3.98%, respectively. The effective interest rate for bank loans was approximately 4.87% and 4.74% for the years ended June 30, 2022 and December 31, 2022, respectively.

(1)	Loans from Xiamen Bank and Xiamen International Bank were personally guaranteed by Mr. Zhuoqin Huang, the chief executive officer of the Company, and his spouse.

(2)	On February 4, 2021, Pop Culture entered into a factoring agreement with Industrial Bank Co., Ltd. and received a total of RMB10,000,000 (equivalent to $1,548,491) on February 4, 2021 by factoring the receivables due from customers of RMB13,000,000 (equivalent to $2,013,038), for which Industrial Bank Co., Ltd. had the right of recourse to Pop Culture. The factoring was guaranteed by Mr. Zhuoqin Huang, the chief executive office of the Company. Subsequently, the loans from Industrial Bank Co., Ltd were repaid on September 17, 2021 with the collections of receivables due from customers.

(3)	Loans from Bank of China were guaranteed by Mr. Zhuoqin Huang, the chief executive officer of the Company.

(4)	This loan was jointly guaranteed by Mr. Zhuoqin Huang and his spouse, and Taiping General Insurance Co., Ltd. Xiamen Branch.

10. RELATED PARTY TRANSACTIONS

Amount due from a related party

Name of Related Party	Relationship	Nature	Repayment terms	December 31, 2022	June 31, 2022
Fuzhou XinSiYu Culture Communication Company Ltd.	Equity Holder of one of the Subsidiaries of Pop Culture	Account receivables	Repayment in demand	$1,385,635	$-
				$1,385,635	$-

11. INCOME TAXES

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2 million will be taxed at 16.5%.

PRC

Generally, WFOE, Pop Culture, Pupu Sibo, Pop Network, Guangzhou Shuzhi, Shenzhen Pop, Pop Sikai, and Shenzhen Jam Box, Pupu Sibo, Pop Network, Shenzhen Pop, Xiamen Shuzhi, Pupu Digital, Fujian Shuzhi Fuxin Exhibition Co., Ltd., which were incorporated in PRC, are subject to enterprise income tax on their taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

According to Taxation 2019 No. 13, which was effective from January 1, 2019 to December 31, 2021, an enterprise is recognized as a small-scale and low-profit enterprise when its taxable income is less than RMB3 million. A small-scale and low-profit enterprise receives a tax preference, including a preferential tax rate of 5% on its taxable income below RMB1 million and another preferential tax rate of 10% on its taxable income between RMB1 million and RMB3 million. In 2021, the preferential tax rate was reduced by half. During the fiscal year ended June 30, 2020, Pop Network, Pupu Sibo, and Guangzhou Shuzhi qualified as small-scale and low-profit enterprises, and during the six months ended December 31, 2022, Pop Network qualified as a small-scale and low-profit enterprise.

i) The components of the income tax provision are as follows:

	For the Six Months Ended December 31,
	2022	2021
Current income tax provision	$193,212	$769,748
Deferred income tax benefit	(17,184)	(257,489)
Total	$176,028	$512,259

The following table reconciles the statutory rate to the Company’s effective tax rate for the six months ended December 31, 2022 and 2021:

	For the Six Months Ended December 31,
	2022	2021
China Statutory income tax rate	25.00%	25.00%
Permanent difference	(0.18)%	0.20%
Effect of favorable tax rates on small-scale and low-profit entities	(0.31)%	0.01%
Valuation allowance	(28.30)%	0.01%
Effective tax rate	(3.78)%	25.21%

The tax effect of temporary difference under ASC 740 “Accounting for Income Taxes” that gives rise to deferred tax assets as of December 31, 2022 and June 30, 2022 was as follows:

	As of December 31,	As of June 30,
	2022	2022

Deferred tax assets:
Net operating loss carry forwards	$	$-
Allowance for doubtful accounts	517,835	457,649
Total deferred tax assets	517,835	457,649
Valuation allowance	-	-
Total deferred tax assets, net	$517,835	$457,649

12. LEASE

Supplemental balance sheet information related to the operating lease was as follows:

	As of December 31,	As of June 30,
	2022	2022
Right-of-use assets	$336,356	$461,399

Operating lease liabilities - current	$202,230	$208,926
Operating lease liabilities - non-current	155,082	250,178
Total operating lease liabilities	$357,312	$459,104

The weighted average remaining lease terms and discount rates for the operating lease as of December 31, 2022 were as follows:

Remaining lease term and discount rate:

Weighted average remaining lease term (years)	1.91
Weighted average discount rate	4.3%

During the six months ended December 31, 2022 and 2021, the Company incurred total operating lease expenses of $91,984 and $45,196, respectively.

As of December 31, 2022, the future minimum rent payable under the non-cancellable operating lease for fiscal years ended December 31 were:

2023	$129,802
2024	155,785
Thereafter	93,685
Total lease payments	379,272
Less: imputed interest	(21,960)
Present value of lease liabilities	$357,312

13. ORDINARY SHARES

On January 3, 2020, 9,165,000 Ordinary Shares were held by Joya Enterprises Limited. On February 22, 2020, the Company issued 3,760,911 Ordinary Shares, to certain founding shareholders, and 2,015,400 Ordinary Shares to two new shareholders who made the capital injection of $2,557,654 in October 2019.

On April 28, 2020, shareholders of the Company approved the re-designation of 5,763,077 of the Company’s issued Ordinary Shares held by Joya Enterprises Limited into 5,763,077 Class B Ordinary Shares and an aggregate of 9,178,234 of the Company’s issued Ordinary Shares held by Joya Enterprises Limited and certain other shareholders into 9,178,234 Class A Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary shares have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to seven votes per one Class B Ordinary share. The Class A Ordinary Shares are not convertible into shares of any other class. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis.

On May 30, 2020, the Company issued 500,000 Class A Ordinary Shares to two original shareholders of Pop Culture for a nominal cash consideration of $500 as part of the Reorganization. The shares and per share data as of June 30, 2019 are presented on a retroactive basis to reflect the above share issuances and re-designation.

On May 30, 2020, the Company also issued an aggregate of 1,343,600 Class A Ordinary Shares to five new investors for a cash consideration of $1,707,893 pursuant to certain Share purchase agreements entered into on September 30, 2019. This share issuance is presented on a prospective basis.

On February 9, 2021, the Company issued 1,065,089 Class A Ordinary Shares to non-controlling shareholders of Pop Culture to acquire their 6.45% non-controlling interests in Pop Culture, which resulted in Pop Culture becoming a VIE fully controlled by the Company. The Company has accounted this acquisition of non-controlling interest as an equity transaction with no gain or loss recognized in accordance with ASC 810-10-45.

The subscription receivable presents the receivable for the issuance of Ordinary Shares of the Company and is reported as a deduction of equity. Subscription receivable has no payment terms nor any interest receivable accrual.

On July 2, 2021, the Company closed its initial public offering of 6,200,000 Class A Ordinary Shares. The Class A Ordinary Shares were priced at $6.00 per share, and the offering was conducted on a firm commitment basis. The Company received an aggregate amount of $34,839,398, representing payment in full to the Company of the purchase price for 6,200,000 shares in the aggregate amount of $37,200,000 less underwriting discounts and expenses pursuant to the underwriting agreement dated June 30, 2021.

14. STATUTORY RESERVE

WFOE, Pop Culture, Pupu Sibo, Pop Network, Guangzhou Shuzhi, Shenzhen Pop, Xiamen Shuzhi, Pupu Digital, Fujian Shuzhi Fuxin Exhibition Co., Ltd., and Pop Sikai are required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Company is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before the distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital, which was $2,663,330 and $1,608,689 as of December 31, 2021 and 2022, respectively. This statutory reserve is not distributable in the form of cash dividends.

For the six months ended December 31, 2021 and 2022, the Company provided statutory reserve as follows:

Balance — June 30, 2021	$1,241,573
Appropriation to statutory reserve	150,197
Balance — December 31, 2021	1,391,770
Appropriation to statutory reserve	257,796
Balance — June 30, 2022	1,499,369
Appropriation to statutory reserve	109,320
Balance — December 31, 2022	$1,608,689

15. RESTRICTED NET ASSETS

Relevant PRC laws and regulations restrict WFOE, Pop Culture, and subsidiaries of Pop Culture from transferring a portion of their net assets, equivalent to the balance of their paid-in-capital, additional paid-in-capital and statutory reserves to the Company in the form of loans, advances, or cash dividends. Relevant PRC statutory laws and regulations permit the payments of dividends by WFOE, Pop Culture, and subsidiaries of Pop Culture from their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As of December 31, 2022 and June 30, 2022, the balance of restricted net assets was $16,665,441 and $16,557,042, respectively.

16. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were available to be issued. No other matters were identified affecting the accompanying financial statements or related disclosures.

17. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of its consolidated subsidiaries, the VIE, and the VIE’s subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e)(3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the parent company only.

The subsidiaries did not pay any dividends to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

As of December 31, 2022, the Company did not have significant capital commitments and other significant commitments, or guarantees, except for those which have been separately disclosed in the consolidated financial statements.

POP CULTURE GROUP CO., LTD AND SUBSIDIARIES

PARENT COMPANY BALANCE SHEETS

	As of December 31,	As of June 30,
	2022	2022
ASSETS
Cash	$241,839	$9,085,082
Prepaid expenses and other current assets	4,250,000	4,250,071
Due from a related party	3,500,072	-
TOTAL CURRENT ASSETS	7,991,911	13,335,153
Intangible assets, net	764,125	696,000
Other non-current assets	13,351,509	8,903,166
Investments in subsidiaries, consolidated VIE and VIE’s subsidiaries	25,068,096	29,919,831
TOTAL ASSETS	47,175,641	52,854,150

LIABILITIES AND SHAREHOLDERS’ EQUITY
Other Payable	$20,165	$-
Due to a related party		90,165
TOTAL CURRENT LIABILITIES	$20,165	$90,165
TOTAL LIABILITIES	20,165	90,165

SHAREHOLDERS’ EQUITY
Ordinary Shares (par value $0.001 per share;44,000,000 Class A Ordinary Shares authorized as of December 31, 2021 and 2022; 18,286,923 Class A Ordinary Shares issued and outstanding as of December 31, 2021 and 2022; 6,000,000 Class B Ordinary Shares authorized, 5,763,077 Class B Ordinary Shares issued and outstanding as of December 31, 2021 and 2022, respectively *	24,050	24,050
Subscription receivable	(15,441)	(15,441)
Additional paid-in capital	40,157,723	40,158,643
Retained earnings	7,813,333	12,527,714
Accumulated other comprehensive (loss) income	(824,189)	69,019
TOTAL SHAREHOLDERS’ EQUITY	47,155,476	52,763,985
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$47,175,641	$52,854,150

*	Certain shares are presented on a retroactive basis to reflect the Reorganization (see Note 13).

POP CULTURE GROUP CO., LTD AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF COMPREHENSIVE INCOME

	For the Six Months Ended December 31,
	2022	2021

Selling expenses	$36,000	$-
General and administrative expenses	605,795	1,052,619
Financial expenses	114,980	(43)
Loss from operation	756,775	1,052,576
Other income:
Share of income of subsidiaries, consolidated VIE, and VIE’s subsidiaries	(3,957,606)	1,499,211

Income before income tax expense	(4,714,381)	446,635
Income tax expense
Net income	$(4,714,381)	$446,635
Other Comprehensive loss
Foreign currency translation (loss) income	(893,208)	(59,682)
Total comprehensive income	$(5,607,589)	$386,953

POP CULTURE GROUP CO., LTD AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Subscription	Additional paid-in	Retained	Accumulated other comprehensive	Total Shareholders’
	Shares*	Amount	receivable	capital	earnings	(loss) income	Equity

Balance as of June 30, 2020	16,784,911	$16,785	$(15,441)	$5,813,745	$7,472,214	$(367,581)	$12,919,722
Acquisition of Non-controlling interests	1,065,089	1,065		829,373	-	(25,354)	805,084
Net income for the period	-	-	-	-	4,267,542	-	4,267,542
Foreign currency translation adjustment	-	-	-	-	-	1,335,757	1,335,757
Balance as of June 30, 2021	17,850,000	$17,850	$(15,441)	$6,643,118	$11,739,756	$942,822	$19,328,105
Issuance of Class A Ordinary Shares	6,200,000	6,200	-	33,515,525	-	-	33,521,725
Net income for the period		-	-		787,958		787,958
Foreign currency translation adjustment	-	-	-	-	-	(873,803)	(873,803)
Balance as of June 30, 2022	24,050,000	$24,050	$(15,441)	$40,158,643	$12,527,714	$69,019	$52,763,985
Acquisition of Non-controlling interests	-	-	-	(920)	-	-	(920)
Net income for the period	-	-	-	-	(4,714,381)	-	(4,714,381)
Foreign currency translation adjustment	-	-	-	-	-	(893,208)	(893,208)
Balance as of December 31, 2022	24,050,000	$24,050	$(15,441)	$40,157,723	$7,813,333	$(824,189)	$47,155,476

*	Certain shares are presented on a retroactive basis to reflect the Reorganization (see Note 13).

POP CULTURE GROUP CO., LTD AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Six Months Ended December 31,
	2022	2021
Net Income	(4,714,381)	446,635
CASH FLOWS FROM OPERATING ACTIVITIES:
Depreciation and amortization	36,875	-
Equity loss (income) of subsidiaries	3,957,606	(1,499,211)
Other non-current assets	(4,448,342)	-
Changes in operating assets and liabilities		-
Other payable	(70,000)	(155,000)
Due from a related party	(3,500,001)	-
Net cash used in operating activities	$(8,738,243)	(1,207,576)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in a subsidiary	-	(7,081,000)
Purchase of intangible assets	(105,000)	-
Net cash used in investing activities	(105,000)	(7,081,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Contribution from shareholders	-	34,069,438
Payment for deferred offering costs		(528,221)
Net cash provided by (used in) financing activities	-	33,541,217

Net increase (decrease) in cash	(8,843,243)	25,252,641
Cash at the beginning of the period	9,085,082	4,260
Cash at the end of the period	$241,839	25,256,901